                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
   12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
      Reports Under Section 13 and 15(d) of the Securities Exchange Act of
                                      1934.

                        Commission File Number: 000-19907

                       Lone Star Steakhouse & Saloon, Inc.
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             (Exact name of registrant as specified in its charter)

                 224 East Douglas, Suite 700, Wichita, KS 67202
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                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

                     Common Stock, par value $0.01 per share
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please  place an X in the box(es) to  designate  the  appropriate  rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)       [X]     Rule 12h-3(b)(1)(ii)      [  ]
          Rule 12g-4(a)(1)(ii)      [ ]     Rule 12h-3(b)(2)(i)       [  ]
          Rule 12g-4(a)(2)(i)       [ ]     Rule 12h-3(b)(2)(ii)      [  ]
          Rule 12g-4(a)(2)(ii)      [ ]     Rule 15d-6                [  ]
          Rule 12h-3(b)(1)(i)       [X]

         Approximate  number of  holders  of record as of the  certification  or notice date:

                  Common Stock, par value $0.01 per share -- 1

         Pursuant to the  requirements  of the Securities  Exchange Act of 1934,
Lone Star Steakhouse & Saloon, Inc. has caused this  certification/notice  to be signed on its behalf by the undersigned duly authorized person.

                                             LONE STAR STEAKHOUSE & SALOON, INC.

DATE:  December 13, 2006                     By: /s/ Gerald T. Aaron
                                                 -------------------------------
                                             Name:  Gerald T. Aaron
                                             Title: Senior Vice President,
                                                    Counsel and Secretary

         Pursuant  to an  Agreement  and Plan of Merger,  dated as of August 18,
2006, by and among Lone Star  Steakhouse & Saloon,  Inc. (the  "Company"),  Lone
Star U.S.  Acquisitions LLC  ("Purchaser")  and COI Acquisition  Corp.  ("Merger
Sub") (as amended, the "Merger Agreement"),  Merger Sub was merged with and into the Company and an affiliate of Purchaser  became the sole  remaining  holder of the Company capital stock.

Instruction:  This  form is  required  by Rules  12g-4,  12h-3  and 15d-6 of the
General Rules and  Regulations  under the  Securities  Exchange Act of 1934. The registrant  shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant,  by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.